                                    UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549

                                     SCHEDULE 13D

                      UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                 (Amendment No. __)*


                   Talbert Medical Management Holdings Corporation
--------------------------------------------------------------------------------
                                   (Name of Issuer)

                                     Common Stock
--------------------------------------------------------------------------------
                            (Title of Class of Securities)

                                     874121 10 6
--------------------------------------------------------------------------------
                                    (CUSIP Number)

Jack D. Massimino
Talbert Medical Management Holdings Corporation
3540 Howard Way
Costa Mesa, CA  92626-1417                  714/436-4800
--------------------------------------------------------------------------------
             (Name, Address and Telephone Number of Person Authorized to
                         Receive Notices and Communications)


                                            May 20, 1997
--------------------------------------------------------------------------------
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the "Notes").

                                     SCHEDULE 13D
--------------------------------------------------------------------------------
CUSIP NO. 874121 10 6                          PAGE 2 of 8 PAGES
--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON
       Jack R. Anderson
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a)/ /
                                                                         (b)/ /
--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*
       00, PF
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)                                                      / /
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
       United States of America
--------------------------------------------------------------------------------
        NUMBER                    7    SOLE VOTING POWER
          OF                               112,384
        SHARES                    ----------------------------------------------
     BENEFICIALLY                 8    SHARED VOTING POWER
    OWNED BY EACH                          71,078**
      REPORTING                   ----------------------------------------------
        PERSON                    9    SOLE DISPOSITIVE POWER
         WITH                              112,384
                                  ----------------------------------------------
                                  10   SHARED DISPOSITIVE POWER
                                           71,078**
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        183,462 shares of Common Stock. Mr. Anderson disclaims beneficial ownership of 71,078 of such shares, as set forth in rows 8 and 10.
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  / /

--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        6.1 percent based on issuer's Prospectus dated April 21, 1997.
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
            IN
--------------------------------------------------------------------------------

                        *SEE INSTRUCTIONS BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
          (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

** Includes 23,878 shares of Common Stock owned by Mr. Anderson's wife and 47,200 shares of Common Stock owned by trusts of which Mr. Anderson's relatives are beneficiaries (the "Trusts"). Mr. Anderson disclaims beneficial ownership of these shares.

ITEM 1.  SECURITY AND ISSUER

    Common Stock, $.01 par value

    Talbert Medical Management Holdings Corporation
    3540 Howard Way
    Costa Mesa, CA  92626-1417

ITEM 2.  IDENTITY AND BACKGROUND

(a) Jack R. Anderson

(b) 14755 Preston Road, Suite 515
    Dallas, Texas  75240

(c) President, Calver Corporation

(d) Not applicable

(e) Not applicable

(f) United States of America

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

    Mr. Anderson, Mr. Anderson's wife and the Trusts received 112,384 Rights, 23,878 Rights and 47,200 Rights, respectively, in exchange for shares of common stock and preferred stock of FHP International Corporation ("FHP") (see Item 5). Mr. Anderson expended $910,053.63 of his personal funds in purchasing 50,503 Rights to purchase Common Stock of the Company ("Rights"), and expended $2,416,256 of his personal funds to exercise Rights for 112,384 shares of Common Stock. Mr. Anderson's wife expended $513,377 to exercise 23,878 Rights and the trusts on behalf of certain of Mr. Anderson's relatives expended $1,014,800 to exercise 47,200 Rights.

ITEM 4.  PURPOSE OF TRANSACTION

    Mr. Anderson acquired the shares of Common Stock as an investment and may from time to time acquire or dispose of additional shares through open market and privately negotiated transactions depending on existing market and economic conditions. Mr. Anderson intends to review his investment in the issuer on a continuing basis and, depending on the price and availability of shares, subsequent developments affecting the issuer, the issuer's business and prospects, other investment and business opportunities available to Mr. Anderson, and other factors considered relevant, may decide to increase or decrease the size of his investment in the issuer.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

    (a)  Please refer to rows 7-10 of this Schedule.

    (b)  Please refer to rows 7-10 of this Schedule.

    (c) Mr. Anderson, Mr. Anderson's wife and the Trusts received 61,881 Rights, 23,878 Rights and 47,200 Rights, respectively, in exchange for shares of common stock and preferred stock of FHP as part of the consideration paid to the stockholders of FHP in connection with the merger of FHP and PacifiCare Health Systems, Inc. in which FHP stockholders received one Right for every 21.19154 shares of common stock of FHP and one Right for every 26.27752 shares of preferred stock of FHP held at the effective time of the merger, which was 1:55 p.m., Eastern Standard Time, on February 14, 1997. Although shares of FHP common and preferred stock were converted into Rights on February 14, 1997, the Rights were not distributed until April 21, 1997 pursuant to the Company's Registration Statement on Form S-1 (No. 333-17679), as amended.

    Mr. Anderson purchased Rights on the open market as follows: 13,000 Rights on April 30, 1997 at $18 1/8 per Right; 7,000 Rights on April 30, 1997 at $17 7/8 per Right; 18,003 Rights on May 1, 1997 at $17 7/8 per Right; 2,500 Rights on May 1, 1997 at $18 per Right; and 10,000 Rights on May 5, 1997 at $ 13 3/4 per Right.

    Mr. Anderson exercised 112,384 Rights at an exercise price of $21.50 per Right and Mr. Anderson's wife and the Trusts exercised 23,878 and 47,200 Rights, respectively, at an exercise price of $21.50 per Right.

    (d)  Not applicable

    (e)  Not applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

    Mr. Anderson, as chairman of the board of directors of the Company, received non-employee director options to purchase 6,000 shares of Common Stock, at an exercise price of $29.17 per share, under the Company's 1996 Stock Incentive Plan in November 1996, with a vesting schedule determined as if the grant were made as of September 17, 1996 (the "Initial Grant"). The Initial Grant options will vest at the rate of 25% on the later of 90 days after the date of the option grant or 60 days after the date of commencement of trading of the Common Stock on a national securities exchange or quotation system, and 25% per year on the first three anniversaries of the Initial Grant date. The Stock Incentive Plan provides for automatic subsequent annual grants of options to purchase 1,000 shares of Common Stock to each non-employee director on each anniversary of such director's initial option grant. These options will vest at the rate of 25% per year commencing on the first anniversary of the grant date and the next three anniversaries thereof.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

    7.1  Non-employee director stock option agreement.

SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





Date: May 29, 1997
          --             /s/ Jack R. Anderson
                        ----------------------------------------
                        Jack R. Anderson